

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2021

Abidali Neemuchwala
Chairman and Chief Executive Officer
Compass Digital Acquisition Corp.
3626 N Hall St, Suite 910
Dallas, TX 75219

> **Re: Compass Digital Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 24, 2021**
> **File No. 333-259502**

Dear Mr. Neemuchwala:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed September 24, 2021

Summary
The Offering
Expression of Interest, page 23

1. We note that 10 of your "sponsor members" have each indicated an expression of interest to purchase up to 9.9% of the Class A units offered in your initial public offering. Further, your sponsor members, in aggregate, may purchase as much as 99% of the public units offered before any over-allotment purchases. Please identify each of the sponsor members. Further, clarify how the sponsor members' obligations differ from your management and sponsor, such as whether they will retain redemption rights for their public Class A common stock and have no obligation to vote in favor of a business combination.

2.   You reference that your sponsor members will each have an indirect beneficial ownership of 150,000 founders shares and 186,666 private placement warrants upon the close of the IPO. Please clarify whether your sponsor members' interest in the sponsor are solely limited to these amounts.

<u>Financial Statements</u>
<u>Notes to Financial Statements</u>
<u>Note 3. Proposed Offering, page F-12</u>

3.   Your disclosure indicates that the sponsor members are not affiliated with you or your sponsor. However, your disclosure on page 130 indicates that they are members in your sponsor. Please reconcile these statements.

     You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3297 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Law Clerk, at (202) 215-1319 or Edwin Kim, Staff Attorney, at (202) 551-3297 with any other questions.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Technology

cc: Louis Goldberg, Esq.